INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP is the independent registered accounting firm for Driehaus Mutual Funds. Prior to the plan of reorganization approved by the shareholders of the Acquired Fund, Deloitte & Touche served as the independent registered public accounting firm for the Acquired Fund. During the two most recent fiscal years, Deloitte & Touche LLPs audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Acquired Fund and Deloitte & Touche LLP on the accounting principles or practices, financial statement disclosure or audit scope or procedure, which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the disagreement in their report.